

January 19, 2012

Via E-mail
Marshall O. Larsen
Chairman and Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

> **Re:** **Goodrich Corporation**
> **Preliminary Proxy Statement on Schedule 14A (Revised)**
> **Filed January 9, 2012**
> **File No. 001-00892**

Dear Mr. Larsen:

We have reviewed your responses to the comments in our letter dated December 20, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Preliminary Proxy Statement on Schedule 14A

Opinion of Our Financial Advisors, page 30

Opinion of Credit Suisse Securities (USA) LLC, page 30

Selected Companies Analyses, page 33

1. We note your response to our prior comment 3 and reissue in part. We further note your disclosure in the third paragraph that information has been provided for "the primary selected companies." Please tell us if other comparable companies were identified by Credit Suisse and how these other comparable companies impacted Credit Suisse's selected companies analysis. Please note that we may have additional comments after reviewing your response.

Certain Financial Information, page 41

2. We note your response to our prior comment 5 and reissue. Your revised disclosure does not provide the actual specific assumptions which are most significant to the projections. Given that your compounded average annual revenue growth rate is projected to be approximately 10% from 2010 through 2016 and this rate is significantly in excess of

your actual average annual revenue growth rate of approximately 5% from 2006 through 2010, we believe you should provide more specific disclosures with respect to the key assumptions relied upon in arriving at these projections. Similarly, from 2006 through 2010, you achieved an average net profit margin of approximately 8.5%, yet you project an increase to 12% net profit margin by 2015. We believe that providing more substantive information regarding the key assumptions is important in facilitating investors understanding of the basis for and limitations of these projections.

Government and Regulatory Matters, page 49

3. We note your response to our prior comment 7 and reissue in part. We note your disclosure in the fourth paragraph that a number of foreign regulatory filings or submissions requiring clearance are necessary prior to closing the merger. Please revise to briefly describe each filing or submission requiring clearance, the associated approval process and the status of each filing or submission. Please tell us the anticipated timing of receiving regulatory clearance of each required regulatory submission as it relates to the anticipated timing of soliciting proxies.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor